15047782

SECU… …SION
Washington, D.C. 20549

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCBB CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1676 N. CALIFORNIA BLVD, SUITE 300
(No. and Street)

WALNUT CREEK (City) — CA (State) — 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIKE DOHREN (415) 399-5835
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY, LLP
(Name – *if individual, state last, first, middle name*)

55 HAWTHORNE ST, SUITE 500 (Address) — SAN FRANCISCO (City) — CA (State) — 94105 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/14

OATH OR AFFIRMATION

I, Steve Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCBB Capital Markets, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]
Signature

President, CEO
Title

[Signature]
Notary Public

LEAH NEBRE WATTS
Commission # 1976002
Notary Public - California
San Francisco County
My Comm. Expires May 20, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCBB Capital Markets, LLC

Financial Report
December 31, 2014

This report is deemed PUBLIC in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of financial condition	2
Notes to financial statements	3-8

McGladrey

Report of Independent Registered Public Accounting Firm

To the Audit Committee
PCBB Capital Markets, LLC
Walnut Creek, CA

We have audited the accompanying statement of financial condition of PCBB Capital Markets, LLC (the Company) as of December 31, 2014 and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PCBB Capital Markets, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

McGladrey LLP

San Francisco, CA
February 26, 2015

PCBB Capital Markets, LLC

Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash Equivalents	$	2,033,652
Deposits with clearing organization		300,064
Cash and cash equivalents		**2,333,716**
Accounts receivable		403,113
Broker/dealer license		55,000
Goodwill		195,000
Capitalized software development costs, net of accumulated amortization of $455,187		520,001
Furniture and equipment, net of accumulated depreciation of $462,661		210,323
Other assets		124,284
Total Assets	**$**	**3,841,437**
Liabilities and Members Equity		
Liabilities		
Accounts payable	$	54,029
Accrued liabilities		1,455,930
Total Liabilities		1,509,959
Member's equity		2,331,478
Total Liabilities and member's equity	**$**	**3,841,437**

See Notes to the Financial Statements.

Note 1. Operations and Summary of Significant Accounting Policies

Nature of business: PCBB Capital Markets, LLC (the Company), formerly known as Banc Investment Group, LLC, is a wholly owned subsidiary of Pacific Coast Bankers' Bancshares (the Parent Company). The Company was formed in May 2002 and commenced operations in August 2002 as a California Limited Liability Company (LLC), which is scheduled for dissolution December 31, 2050. The Company operates as a securities broker/dealer and offers a wide range of capital market products to financial institutions as a broker, including fixed income, cash equivalents, interest rate derivatives and loan brokerage services. The Company also provides consulting services to financial institutions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all customer accounts and maintains and preserves all related books and records as it is customarily maintained by a clearing broker/dealer.

The Company is registered with and regulated by the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Financial statement presentation: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the statement of financial condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

A material estimate that is particularly susceptible to significant change in the near term is related to loss contingencies related to certain derivative transactions.

Risks and uncertainties: The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high-quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions by third parties for the benefit of its customers. These activities may expose the Company to indirect credit risk in the event customers or third parties are unable to fulfill their contractual obligations.

Cash and cash equivalents: The Company considers all highly liquid investments, including deposits with clearing organizations, with an original remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents held at the clearing organization are included in cash and cash equivalents.

Accounts receivable and allowance for uncollectible accounts: Accounts receivable represent amounts due from customers arising from billings under standard terms. The Company estimates an allowance for uncollectible receivables based on a combination of prospective losses on specific accounts and a reserve for all outstanding accounts. At December 31, 2014, no allowance for uncollectible accounts was deemed necessary.

Note 1. Operations and Summary of Significant Accounting Policies (Continued)

Software development costs: The Company capitalizes certain direct development costs associated with internally used software, including external direct costs of material and services and payroll and related benefit costs for employees devoting time to the software projects. Such costs are amortized over an estimated useful life of three years. The amount capitalized for internally used software during the year ended December 31, 2014, was $538,240.

Furniture and equipment: Furniture and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the improvements estimated useful lives. Repairs and maintenance are charged to expense as incurred.

Impairment of long-lived assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value.

Intangible assets and goodwill: Intangible assets determined to have indefinite useful lives are not amortized until their useful lives are determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker/dealer license has an indefinite useful life. Goodwill is tested for impairment annually and involves the application of significant management judgment, especially when estimating the fair value. The Company performs goodwill testing on an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying value. In any instance in which the Company is unable to qualitatively conclude that it is more likely than not that the fair value exceeds the carrying value including goodwill, a quantitative analysis of the fair value would be performed. Any such impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair value. Based on its most recent analysis, the Company believes no impairment of intangible assets exists and goodwill is not impaired as of December 31, 2014.

Revenue recognition: Securities transactions and the related revenue and expenses are recorded on a trade date basis. Loan brokerage, certificate of deposit brokerage and derivative finder's fees are recognized when the transaction is consummated. Consulting revenue is recognized as services are provided. Federal funds program revenue is recorded based on contractual fees earned, including daily transaction fees. Most other types of revenue are recognized as earned when the service is provided or product delivered.

Loss contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be estimated.

The Company has established a loss contingency for potential exposure on derivative transactions. Certain derivative transactions may result in a loss to the Company due to a voluntary or involuntary termination of the transaction. As of December 31, 2014, the amount of this loss contingency was approximately $206,893. The maximum potential exposure due to voluntary or involuntary termination of the transactions is approximately $1,028,421 at December 31, 2014. In connection with estimating the accrual for this contingency, management evaluated interest rates on executed contracts relative to current market rates, potential default rates, and potential prepayments. Based on their evaluation, management believes the related accrual as of December 31, 2014, represents their best estimate of the possible losses. However, this estimate is subject to change in the near term based on the actual level of voluntary and involuntary termination of certain derivative transactions.

Note 1. Operations and Summary of Significant Accounting Policies (Continued)

Stock-based compensation: The Parent Company may offer equity compensation in the form of stock options and restricted stock grants to employees and directors of the Company. Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors. Compensation cost is measured as the fair value of these awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Parent Company's common stock at the date of grant is used to estimate the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the restriction period for restricted stock awards.

The Parent Company's stock compensation plans are described more fully in Note 8.

Income taxes: The Company is an LLC and has elected to be a disregarded entity for federal income tax purposes. Therefore, the Company is not subject to federal or state income taxes at the Company level but as part of a consolidated income tax return. The Company's income and losses are distributed to its member in accordance with applicable sections of the Internal Revenue Code and the LLC Operating Agreement.

Review of open tax positions as of December 31, 2014 (current and prior three tax years), does not reveal requirements for provision in the Company's financial statements. The Company intends to continue to make cash distributions to its member, as needed. Accordingly, tax liabilities are the member's responsibility except for the minimum state tax requirement and limited liability company fees.

Recent Accounting Pronouncements:

In May 2014, FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers.* The revenue recognition standard affects all entities that have contracts with customers, except for certain items, which include leases accounted for under FASB *Accounting Standards Codification* (ASC) 840, *Leases*; insurance contracts accounted for under FASB ASC 944, *Financial Services—Insurance*; most financial instruments, and guarantees (other than product or service warranties). The new revenue recognition standard eliminates the transaction- and industry-specific revenue recognition guidance under current GAAP and replaces it with a principle-based approach for determining revenue recognition. Nonpublic entities are required to apply the revenue recognition standard for annual reporting periods beginning on or after December 15, 2017, earlier adoption is permitted, The core principle of the revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company does not expect this pronouncement to have a material impact on its financial statements.

Note 2. Transactions with Clearing Organization

The Company has an agreement with JP Morgan, whereby the latter clears all security transactions, carries all customers' accounts and performs certain other services. The agreement is cancellable upon 30 days' written notice by either party. As a part of this agreement, the Company is required to maintain deposits with the clearing organization. The amount of such balances for the year ended December 31, 2014, was $300,064. Total funds with the clearing organization at December 31, 2014, consist of cash balance of $1,734,848.

Note 3. Commitments and Contingencies

The Company leases its facilities under noncancellable operating leases expiring through 2014. Minimum rental commitment under these leases is as follows:

Year Ending December 31,		
2015		29,400
2016		30,300
2017		12,750
	$	72,450

The Company also rents office space in Walnut Creek from its Parent Company on a month-to-month basis, with monthly rental payments totaling $8,949 per month.

Rent expense during the year ended December 31, 2014, totaled $156,610.

Note 4. Employee Benefit Plans

The Parent Company offers a 401(k) defined contribution plan to employees who have successfully completed 90 days of service. The plan is a nonmatching, self-directed plan to defer compensation, as provided in Section 401(k) of the Internal Revenue Code. Eligible and participating employees may contribute up to the annual limit of their compensation as set forth by the Internal Revenue Service., Company contributions to the plan vest equally over a 4-year period.

Note 5. Employee Stock Ownership Plan

The Parent Company sponsors an Employee Stock Ownership Plan (ESOP) with an effective date of January 1, 2008. The purpose of the plan is to enable full-time employees who are at least 21 years of age and have been credited with 1,000 hours or more of service in the plan year to acquire stock ownership in the Parent Company. Contributions to the plan are at the discretion of the board of directors. For the year ended December 31, 2014, no contributions were made to the plan and no compensation expense was recognized related to the plan.

In the event a terminated plan participant desires to sell his or her shares of the Parent Company's stock, or for certain employees who elect to diversify their account balances, the Parent Company may be required to purchase the shares from the participant at their fair market value at the time of purchase. Shares of the Parent Company's common stock purchased by the ESOP are held by the plan until released to participants. During the year ended December 31, 2014, no shares of the Parent Company's common stock were acquired under the ESOP. At December 31, 2014, the plan held 6,683 shares of the Parent Company's stock and $100,306 in cash. As of December 31, 2014, no shares have been allocated to participants. The fair value of the shares held by the ESOP is $274,003 at December 31, 2014.

Note 6. Related-Party Transactions

The Company contracts services and reimburses affiliated companies. Such services include computer network support and operating cost reimbursements for facilities, accounting, marketing and administrative services.

The Company also executes transactions on behalf of affiliates acting in a broker capacity and provides consulting services to affiliated companies.

The Company had $227,540 on deposit with an affiliated bank at December 31, 2014. The Company had outstanding receivable of $437 and outstanding payable of $1,880 with an affiliated bank at December 31, 2014.

Related-party transactions settle in the normal course of business.

Note 7. Employment Agreements

The Company and Parent Company have employment agreements with key executives, which provide for incentive compensation and severance provisions that include compensation and noncompetition agreements. The employment agreements provide that employment is at-will and, therefore, may be terminated by either party.

Note 8. Stock Compensation Plans

Under the Parent Company's 2005 stock option plan, 200,000 shares of its common stock are authorized for distribution to certain key employees. The exercise price of each option equals the fair market value of the Parent Company's stock on the date of grant, and an option's maximum term is 10 years. Options granted vest over a 3- to 4-year period. During 2008, the 2005 stock option plan was replaced with the Parent Company's 2008 Equity Plan. No additional grants will be made under the 2005 plan.

In August 2008, the Parent Company adopted the 2008 Equity Plan (the Plan). The Plan authorizes the grant of equity awards as long as the number of shares of common stock granted under the Plan added to the number of options granted under the 2005 stock option plan does not exceed 276,860 shares. The Plan became effective August 31, 2008, and will terminate 10 years after its effective date.

The Parent Company has 242,530 options/shares remaining to grant at December 31, 2014.

There were no equity grants to the Company's employees in 2014.

A summary of the status of the Parent Company's stock option grants to Company employees for the year ended December 31, 2014, is presented below:

	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2013	500	$ 43	$ -
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2014	500	43	**$ -**
Vested and exercisable at December 31, 2014	**500**	**$ 43**	**$ -**

The remaining contractual life of options outstanding is 0.7 years.

Note 9. Management Incentive Compensation Plan

In 2012, the Parent Company approved a management incentive plan to reward executive management for productivity, performance, and implementing the business plan of the Company. Members of executive management are eligible to participate in the plan. The plan provides executive management with both current and deferred cash incentives that are paid over three years. A portion of the incentive compensation expense related to the plan is allocated to the Company. Approximately $269,000 was accrued at December 31, 2014, for the management incentive plan. The incentive compensation is also subject to a "clawback" provision. The plan is effective for the years 2012 through 2015.

Note 10. Net Capital Requirements

The Company is a broker/dealer, subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $817,757, which was $717,093 in excess of its required net capital of $100,664. The Company's aggregate indebtedness to net capital ratio was 1.85 to 1 at December 31, 2014.

Note 11. Subsequent Events

The Company has evaluated subsequent events for potential recognition or disclosure through the date these financial statements were issued.

The Company is a wholly owned subsidiary of Pacific Coast Bankers' Bancshares which also has another wholly owned subsidiary Pacific Coast Bankers' Bank. The board of directors of Pacific Coast Bankers' Bancshares and Pacific Coast Bankers' Bank has contemplated changing the ownership of the Company from Pacific Coast Bankers' Bancshares to Pacific Coast Bankers' Bank and has submitted to and received approval on February 17, 2015 from the Financial Industry Regulatory Authority (FINRA) to modify the continuing membership application of the Company with regard to a 100% change of direct ownership and to remove certain business lines from the Company's membership agreement. The Company anticipates that these changes will take place in March 2015.